Supplement No. 5 to Prospectus dated July 24, 2008	Filed Pursuant to Rule 424(b)(7) Registration No. 333-145513

$240,000,000

LAWSON SOFTWARE, INC.

2.50% Senior Convertible Notes Due 2012
and Common Stock Issuable
Upon Conversion of the Notes

                This supplement no. 5 to the prospectus dated August 7, 2007 (the Prospectus) relates to the resale by the selling securityholder named herein of our 2.50%  Senior Convertible Notes due 2012 (the Notes) and any shares of our common stock issuable upon conversion of the Notes.

                You should read this prospectus supplement no. 5 together with the Prospectus, which should be delivered with this prospectus supplement no. 5. This prospectus supplement no. 5 is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement no. 5 is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement no. 5 supersedes or supplements certain information contained in the Prospectus.  The terms of the Notes are set forth in the Prospectus.

                Investing in the Notes and our common stock involves risks.  See “Risk Factors” beginning on page 7 of the prospectus.

                Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

                This prospectus supplement no. 5 constitutes the offer by the selling securityholder named below of $150,000 principal amount of the Notes and any shares of our common stock issuable upon conversion of those Notes.   This prospectus supplement no. 5 is being filed to correct the information contained in the Prospectus regarding the selling securityholder named below.

                The table under the caption “Selling Securityholders” beginning on page 55 of the Prospectus is hereby amended by replacing the information in the Prospectus regarding the selling securityholder identified in the table entitled “Revised Information Regarding Selling Securityholders” below with the information set forth in the table entitled “Revised Information Regarding Selling Securityholders” below.

                We prepared the table below based on information supplied to us by the selling securityholder named in the table below on or prior to July 24, 2008. Information about the selling securityholder may change over time.

                We have assumed for purposes of the tables below that the selling securityholder will sell all of the Notes and all of the common stock issuable upon conversion of the Notes pursuant to this prospectus supplement no. 5 and the Prospectus, and that any other shares of our common stock beneficially owned by the selling securityholder will continue to be beneficially owned by such selling securityholder.

                Except as set forth below or in the Prospectus under the caption “Plan of Distribution,” the selling securityholder has not had within the past three years any material relationship with us or any of our predecessors or affiliates.

                The selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of its Notes since the date on which it provided the information regarding its Notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.

Revised Information Regarding Selling Securityholders

	Principal Amount of Notes		Number of shares of Common Stock
Selling Securityholder(1)	Principal Amount of Notes That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold(2)	Percentage of Common Stock Outstanding(3)
Dunham Appreciation and Income Fund (4)	$150,000	0.06%	12,484	0.01%

(1)           Information regarding the selling securityholders may change from time to time.  Any such changed information will be set forth in additional supplements to the Prospectus if required.

(2)           Assumes for each $1,000 in principal amount of Notes a maximum of 83.2293 shares of common stock could be received upon conversion.  This conversion rate is subject to adjustment as described under “Description of the Notes—Conversion Rights.”  As a result, the number of shares of common stock issuable upon conversion of the Notes may increase or decrease in the future.  Excludes shares of common stock that may be issued by us upon the conversion of the Notes as described under “Description of the Notes—Payment upon Conversion—Make-Whole Amount and Adjustments for Conversion After a Public Acquirer Change of Control.”  In addition, excludes fractional shares.  Holders will receive a cash adjustment for any fractional share amount resulting from the conversion of the Notes, as described under “Description of the Notes—Payment upon Conversion.”

(3)           Calculated based on 174,002,400 shares of common stock outstanding as of July 3, 2008. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s Notes, but we did not assume conversion of any other holder’s Notes.

(4)           Assumes that any other holders of Notes or any future transferees, pledgees, donees or successors of or from any such other holders of the Notes do not beneficially own any common stock other than common stock into which the Notes are convertible at the initial conversion rate of 83.2293 shares per $1,000 of principal amount of Notes.

The date of this prospectus supplement no. 5 is July 24, 2008.